UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NOK Kabushiki Kaisha Eagle Kogyo Kabushiki Kaisha
(Name of Subject Company)
NOK CORPORATION Eagle Industry Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
NOK CORPORATION Eagle Industry Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

NOK CORPORATION

Attn: Yutaka Nomura

Erika Iwamoto

1-12-15, Shibadaimon, Minato-ku, Tokyo 105-8585, Japan

+81-3-5405-6370

Eagle Industry Co., Ltd.

Attn: Tadashi Yamamoto

2-4-1, Shiba-koen, Minato-ku, Tokyo 105-8587, Japan

+81-3-3438-2291

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Execution of Integration Agreement and Preparation of Share Transfer Plan for Management Integration through the Establishment of a Joint Holding Company (Share Transfer) between NOK Corporation and Eagle Industry Co., Ltd., dated November 10, 2025 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

NOK CORPORATION submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 12, 2025.

Eagle Industry Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 12, 2025.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOK CORPORATION

/s/ Akira Watanabe

Name: Akira Watanabe

Title: Director, Senior Executive Officer

Date: November 12, 2025

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eagle Industry Co., Ltd.

/s/ Masaki Nakao

Name: Masaki Nakao

Title: Representative Director, Executive Vice President

Date: November 12, 2025